UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

10319T200

(CUSIP Number)

PTE Holdings, Inc.

1500 Broadway, Suite 1117

Lubbock, Texas 79401

(806) 438 – 0089

With a Copy To:

Samuel E. Whitley

Whitley LLP Attorneys at Law

11757 Katy Freeway, Suite 1300

Houston, Texas 77079

(281) 206 – 0433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10319T200

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PTE HOLDINGS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 10319T200

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DAVID L. MILLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 44,000
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 44,000
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10319T200

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT COMEY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10319T200

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAGHSOUD TAHMORESSI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10319T200

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Schedule 13D filed on June 24, 2020 (the “Initial 13D”) by the Reporting Persons, relating to the shares of Class A common stock, $0.0001 par value, of Atlas. Capitalized terms used but not defined in this Amendment No. 2 shall have the meaning set forth in the Initial 13D. This Amendment No. 2 amends and supplements Items 4, 5, 6 and 7 of the Initial 13D, as set forth below.

Item 4.  Purpose of Transaction.

On February 3, 2021, PTE acquired 2,067,275 shares of Atlas’ Class A common stock as a result of redeeming 2,067,275 units of Atlas TC Holdings LLC and 2,067,275 shares of Atlas’ Class B common stock.

As a result of this transaction, a change in beneficial ownership has resulted in the Reporting Persons no longer owning 5% or more of the outstanding shares of Atlas, therefore no future filings are required.

The Reporting Persons do not intend to take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

On February 8, 2021, PTE sold all of the shares of Atlas Class A common stock received from Atlas upon redemption in a privately negotiated block trade at $8.15 per share. Following this sale, PTE does not own any shares of Atlas.

  Mr. Miller owns 44,000 units of Atlas TC Holdings LLC which are convertible into Class A common stock of Atlas. Mr. Miller may sell any such shares in his sole discretion and at such times as he deems convenient, subject to applicable law. Such shares when converted would constitute approximately 0.14% of Atlas’ outstanding shares (Class A and Class B combined).

  Mr. Miller, Mr. Comey, and Mr. Tahmoressi comprise the Board of Directors of PTE. As such, they may share power to direct the vote and to direct the disposition of PTE’s shares of Atlas. In addition, Mr. Miller and Mr. Tahmoressi own shares of common stock of PTE. A trust of which Mr. Comey is the trustee owns shares of PTE.

Each Reporting Person other than PTE disclaims beneficial ownership of the securities discussed herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a shareholder agreement relating to PTE. Pursuant to this agreement, Mr. Miller, Mr. Comey, and Mr. Tahmoressi have a right of first refusal on the shares of PTE that each one of them owns. Mr. Miller, Mr. Comey, and Mr. Tahmoressi intend to dissolve PTE by the end of 2021 or sooner.

  The units of Atlas TC Holdings LLC are subject to the Limited Liability Company Agreement of Atlas TC Holdings LLC (the “LLC Agreement”). The LLC Agreement contains restrictions on transfer of the units of Atlas TC Holdings LLC and governs the redemption of the units of Atlas TC Holdings LLC (along with an equal number of shares of Atlas’ Class B common stock) for shares of Atlas’ Class A common stock.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1             Amended and Restated Limited Liability Issuer Agreement of Atlas TC Holdings LLC, dated as of February 14, 2020 (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on February 14, 2020).

CUSIP No. 10319T200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PTE HOLDINGS, INC. By: /s/ David L. Miller

David L. Miller

Chief Executive Officer

February 11, 2021

DAVID L. MILLER

/s/ David L. Miller

February 11, 2021

ROBERT COMEY

/s/ Robert Comey, by David L. Miller as Attorney-in-Fact

February 11, 2021

MAGHSOUD TAHMORESSI

/s/ Maghsoud Tahmoressi, by David L. Miller as Attorney-in-Fact

February 11, 2021